Exhibit 99.2

22 May 2006

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING HELD ON 22 MAY 2006

All of the resolutions proposed at the Annual General Meeting held on the above date were approved by attending shareholders on a show of hands. The decisions of the attending shareholders were endorsed by the proxy votes cast. A summary of the proxy votes is shown below:

Resolution	For	Discretionary	Against	Vote Withheld
1. To adopt the 2005 Report & Accounts	1,796,818,683	1,575,135	1,794,974	40,440,629
2. To declare a final dividend	1,838,933,051	1,576,183	74,111	46,076
3. To re-appoint the auditors and authorise the directors to fix their remuneration	1,793,393,337	1,613,713	42,360,524	3,261,847
4. To re-appoint John Napier as a director	1,822,521,666	1,739,566	16,021,258	346,931
5. To re-appoint Andy Haste as a director	1,830,507,473	1,730,802	8,071,812	319,334
6. To re-appoint Bridget McIntyre as a director	1,830,293,796	1,771,045	8,216,592	347,988
7. To approve the Remuneration Report	1,784,111,916	1,903,687	54,002,432	611,386
8. To approve the Royal & Sun Alliance Insurance Group plc 2006 Long Term Incentive Plan	1,783,549,232	2,094,670	28,129,468	26,856,051
9. To authorise the Company to make donations to EU political organisations and incur EU political expenditure	1,791,960,771	2,059,219	45,685,800	923,631
10. To authorise the directors to allot unissued shares	1,820,308,810	1,975,603	17,818,948	526,060
11. To disapply in part shareholders' pre-emption rights	1,826,840,247	2,066,174	10,928,667	794,333
12. To authorise the Company to make market purchases of its own ordinary shares	1,836,613,647	1,926,537	821,280	1,267,957

Issued ordinary share capital as at 22 May 2006: 2,936,032,168